SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of May, 2003

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                          Form 40-F
                            -----                                   ------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -------

         Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                  Yes                                  No    X
                      -------                             -------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                            UNITED BUSINESS MEDIA PLC

Form 6-K Items
--------------


1. Press Release dated May 15, 2003.









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                                    SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         UNITED BUSINESS MEDIA PLC


Dated: May 16, 2003                      By: /s/ Anne C. Siddell
                                             ---------------------------------
                                             Name: Anne C. Siddell
                                             Title: Group Company Secretary




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                                                                          ITEM 1

                                                             15th May 2003

Chairman's Statement to the United Business Media plc
Annual General Meeting

Speaking at the United Business Media annual general meeting today, the Chairman, Geoff Unwin said:

"United has made a solid start to the year.

"Trading in the UK has generally been good with increased profit and improving margins. UAP and CMP Information are making further margin gains and NOP UK has achieved a 3 per cent growth in order intake.

"In the US, CMP Media and PR Newswire have broadly held the volume levels of the second half of last year, maintained a strong position on yields and continued to build market share. Following the substantial and ongoing restructuring of the cost base, margins at PR Newswire are improving on the second half of 2002 and CMP Media is on course to resume profitability this year. After a slow start to the year NOP`s order intake in the US is picking up but in the aggregate is a little behind last year's total. Bookings at NOP's US syndicated auto and media businesses are growing steadily, and the benefits of restructuring should ensure a return to full year profitability in healthcare and custom research.

"The promise of another good trading year at CMP Asia has been overshadowed by the SARS outbreak. The outbreak has brought considerable uncertainty to the near term trading prospects in Hong Kong and we estimate that earnings of up to (pound)8 million could be at risk in the first half of the year. The company is working with its insurers to mitigate this shortfall. We are confident that the long term strength and growth prospects of this business will be maintained.

"With the exception of the current SARS effects our businesses are experiencing a more stable environment than in the last two tumultuous years."

-Ends-

For further information please call:

Michael Waring             United Business Media              020 7921 5031
Colin Browne               The Maitland Consultancy           020 7379 5151
Nick Molden                United Business Media              020 7579 5097

Notes to Editors:


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United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business-to-business media solutions. Its products and services help companies around the world to meet their market information needs. UBM's businesses include NOP World, one of the largest market research groups globally; PR Newswire, the world's leading corporate news distribution service and CMP, the B2B media and exhibition group operating in focused markets sectors such as hitech, healthcare, property, entertainment jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.



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